American Apparel, Inc.
747 Warehouse Street
Los Angeles, CA 90021
Tel: (213) 488-0226
www.americanapparel.net
June 6, 2014

VIA EDGAR
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:    American Apparel, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed April 1, 2014
File No. 001-32697

Dear Ms. Jenkins:

American Apparel, Inc. (the “Company”) is submitting this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff’s comment letter, dated May 23, 2014 (the “Comment Letter”), with respect to the above-referenced filing.

We have prepared the following response to address the comments contained in the Comment Letter. For your convenience, we have reprinted in bold each of your numbered comments followed by our responses. Unless otherwise noted, all references in this letter to page numbers and captions correspond to the page numbers and captions in the above-referenced Form 10-K.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Liquidity Trends, page 38

1.
We note disclosure regarding: available cash; semi-annual interest payments on your Senior Secured Notes; provisions in your financing agreements that address cross-default and limits to your ability to incur additional indebtedness; waivers to address prior violations of covenants; and the apparent use of proceeds from prior equity offerings to fund interest payments. Please confirm that in future filings you will address any material deficiency in liquidity (e.g., the need to raise additional capital to pay interest on the Senior Secured Notes) and indicate the course of action that the company has taken or proposes to take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K. Please provide draft disclosure in response.

We confirm that in our future filings we will address any material deficiency in liquidity and indicate the course of action that the Company has taken or proposes to take to remedy the deficiency. However, we are unable to provide draft disclosure at this time because the disclosure will depend on the particular facts and circumstances at such future time that gave rise to such future material deficiency in liquidity and the specific course of action that the Company will take at such future time.

Results of Operations, page 40
Retail Store Impairment Charges, page 42

2.
We note you performed a recoverability test based on identified indicators of impairment at certain retail stores, specifically related to under-performance or operating losses relative to expected historical or projected future operating results. In future filings, please expand discussion of retail store impairment to discuss the specific indicators of impairment that were present at the tested stores beyond the generic terms “under-performance” and “operating losses,” e.g., how is underperformance defined, are all retail stores that generate operating losses tested for recoverability, etc. Discuss the assumptions made regarding projected sales, gross margins and payroll costs and the sensitivity of those assumptions to different circumstances. Discuss also any material uncertainties associated with the realizability of the remaining unimpaired assets and whether you foresee recognizing a material write-down or impairment charge in the future. Please provide us with a draft of your proposed disclosures.

The section entitled “Long-Lived Assets” in our Critical Accounting Estimates and Policies disclosures on page 55 of our Annual Report on Form 10-K and the section entitled “Impairment of Long-Lived Assets” in Note 2, Summary of Significant Accounting Policies on page 68 of our Annual Report on Form 10-K includes discussions regarding the indicators of impairment for our retail stores, assumptions used in our estimates of projected cash flows and potential impacts to those projections should circumstances change. At this time, we do not anticipate any material uncertainties associated with the realizability of the remaining unimpaired assets and are therefore unable to provide draft disclosure at this time. We will include in future filings disclosures in substantially the same form as follows (additional disclosures are italicized) to include disclosures as you have requested:

“We follow the provisions of ASC 360 “Property, Plant and Equipment”, which requires evaluation of the need for an impairment charge relating to long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if a write down to a new depreciable basis is required. If required, an impairment charge is recorded based on an estimate of future discounted cash flows.

We evaluate the performance of all our stores, except for stores opened less than 12 months, to determine impairment of our long-lived asset group at our retail stores whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. For purposes of this evaluation, long-lived assets subject to store impairments include leasehold improvements as well as certain intangible assets such as broker and finder fees, lease rights, key money on store leases, and any other non-transferable assets. All intangible assets are subject to impairment analysis if they are non-refundable in nature.

We evaluate acquired assets and our retail stores for potential impairment indicators at least annually and more frequently upon the occurrence of events that could impact prior conclusions. Judgment regarding the existence of impairment indicators is based on market conditions ~~and~~ as well as the operational performance of our businesses. Additionally, future events could cause us to conclude that impairment indicators exist, and therefore long-lived assets could be impaired. ~~Such evaluations are significantly impacted by estimates of future revenues, costs and expenses and other factors. A significant change in cash flows in the future could result in an impairment of long-lived assets.~~

We consider the following to be some examples of important indicators that may trigger an impairment review: (i) loss from operations or income from operations significantly below ~~significant under performance or losses of retail stores relative to expected~~ historical or projected future operating results;

(ii) significant changes in the manner or use of the assets or in our overall strategy with respect to the manner or use of the acquired assets or changes in our overall business strategy; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; (v) a significant decline in our stock price for a sustained period of time; and (vi) regulatory changes.

Once we determine that a potential impairment indicator exists, we perform the test for recoverability by comparing, per store, the estimated future undiscounted cash flows associated with the store assets with the store asset’s carrying amount. Where the carrying value of the store asset exceeds the future undiscounted cash flows associated with the store assets, it is determined that the value of those store assets cannot be recovered. For a store failing the recoverability test, the fair value of the store assets is generally determined using the discounted future cash flows of the store assets using a rate that approximates our weighted average cost of capital. An impairment charge is recorded for the difference between the carrying value and the estimated fair value.

The key assumptions used in our estimates of projected cash flow at our retail stores deal largely with forecasts of sales levels, gross margins, and payroll costs. These forecasts are typically based on historical trends and take into account recent developments as well as our plans and intentions. Any material change in manufacturing costs or raw material costs could significantly impact projected future cash flows of retail stores and these factors are considered in evaluating impairment. Other factors, such as increased competition or a decrease in the desirability of our products, could lead to lower projected sales levels, which would adversely impact cash flows. A significant decrease in cash flows in the future could result in an impairment of long-lived assets."

3.	Tell us how you analyzed the retail identifiable intangible assets for recoverability and why no impairment was recognized.

As clarified in the second paragraph of the revised disclosures in response 2 above, intangible assets that are non-refundable in nature are included in the asset group tested for potential impairment.

Liquidity and Capital Resources, page 45

4.
You disclose in Note 8 - Long-Term Debt that you expected to pay interest in kind on your Senior Secured Notes. You state interest under the Lion Loan Agreement is payable in cash or, to the extent permitted by your other debt agreements, in kind. In future filings, please clarify any restrictions on your loan agreements for interest payable in kind and discuss the effect upon liquidity if you are not able to pay interest in kind. Please provide draft disclosure to be included in future filings.

The indenture governing our Senior Secured Notes due 2020 provides for a $10 million aggregate principal amount basket for unsecured indebtedness. We incurred the indebtedness under the Lion Loan Agreement pursuant to this basket. In order to remain within this basket limitation, we are required to pay interest in cash if interest paid in kind could cause the principal balance of the Lion Loan Agreement to exceed $10 million. On January 1, 2014, we made cash payment on the Lion Loan Agreement interest accrued through December 31, 2013. We intend to continue to pay all interest on the Lion Loan Agreement in cash in the future.

Our future disclosures, beginning with the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, will be substantially in the same form as follows (additional disclosures are italicized):

Note 8. Long-Term Debt, Lion Loan Agreement

“The Company has a loan agreement with Lion (the “Lion Loan Agreement”). The term loans under the Lion Loan Agreement mature on October 4, 2018 and bear interest at 20% per annum. Interest under the Lion Loan Agreement is payable in cash or, to the extent permitted by the Company’s other debt agreements, in-kind. The indenture governing the Senior Secured Notes has a basket permitting unsecured debt not in excess of $10 million. To remain in compliance, the Company is required to pay interest on the Lion Loan Agreement in cash if interest paid in kind could cause the principal balance of the Lion Loan Agreement to exceed $10 million. Currently, the interest is being paid in cash.

As of June 30, 2014, the amount outstanding under the Lion Loan Agreement was $9,865, which includes accrued interest paid in-kind of $365.”

Financial Covenants, page 52

5.
We note your disclosure on page 38 that under the Capital One Credit Facility, you were in violation of certain covenants for the twelve consecutive fiscal months ended September 30, 2013 and December 31, 2013, and you anticipated a violation for the twelve months ended March 31, 2014. We also note your disclosure that the third and fifth amendments to the credit facility waived the obligation to maintain a minimum fixed charge coverage ratio and a maximum leverage ratio for the periods during which you were in violation and added a minimum EBITDA covenant. Please confirm that in the future filings you will disclose the financial covenants violated, or reasonable likely to be violated, and provide a comparison of your actual results and the relevant covenant. Refer to Section IV.C of SEC Interpretive Release No. 33-8350. Please provide draft disclosure in response.

We confirm that in our future filings we will disclose the financial covenants violated, or reasonably likely to be violated, and provide a comparison of our actual results and the relevant covenants. Draft disclosure is provided below (italics reflect additions):

Financial Covenants, Capital One Credit Facility

“On March 25, 2014, we entered into the Fifth Amendment to the Capital One Credit Facility (‘the Fifth Amendment’) which, effective upon our receipt of net proceeds from the March 31, 2014 equity offering, among other things: waives the obligation to maintain the minimum fixed charge coverage and maximum leverage ratios for the three month periods ended December 31, 2013 and March 31, 2014; resets for future periods the fixed charge coverage ratio, the maximum leverage ratio and the maximum capital expenditures allowed; adds a minimum EBITDA covenant; increases the interest rate payable under the credit agreement by 0.5% per annum; and increases the fees payable upon early termination.

As of December 31, 2013, we were not in compliance with the minimum fixed charge coverage ratio and maximum leverage ratio covenants under the Capital One Credit Facility. For the year ended December 31, 2013, our fixed charge coverage ratio was 0.00 to 1.00 as compared with the covenant minimum of 1.00 to 1.00 and our maximum leverage ratio was 30.20 to 1.00 as compared with the covenant maximum of 6.00 to 1.00. However, these covenant violations were waived by the Fifth Amendment.”

In addition, we confirm that in the event of a future financial covenant breach, or reasonable likelihood of such a future breach, we will provide additional disclosure, as appropriate, with respect to material information about the breach and the impact on the Company if material, including, as applicable and to the extent material, the steps that the Company is taking to avoid the breach; the steps that the Company intends to take to cure, obtain a waiver of or otherwise address the breach; the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on the Company’s financial condition or operating performance; and alternate sources of funding to pay off resulting obligations or replace funding.

Item 8. Financial Statements and Supplementary Data, page 60
Note 19. Condensed Consolidating Financial Information, page 95

6.
Please revise your disclosure in future filings to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Rule 3-10(h)(1) of Regulation S-X, if correct, and confirm to us that you will make this revision. Please note that “wholly-owned” has a different meaning than 100% owned. Please also refer to Rule 1-02(aa) of Regulation S-X for guidance.

We acknowledge the Staff’s comment and advise the Staff that, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, we revised our disclosures to the below (italics reflect additions) and will continue to do so:

“The Notes (see Note 7), which constitute debt obligations of American Apparel Inc. (the “Parent”), are fully and unconditionally guaranteed, jointly and severally, and on a senior secured basis, by the Company’s existing and future 100% owned direct and indirect domestic subsidiaries, subject to customary automatic release provisions, including the satisfaction and discharge, or defeasance, or payment in full of the principal of, premium, if any, accrued and unpaid interest on the Notes, or, in certain circumstances, the sale or other disposition of substantially all of the assets of the subsidiary guarantor. No guarantor subsidiaries are less than 100% owned, directly or indirectly, by the Company."

Item 9A. Controls and Procedures, page 105
Changes in Internal Control over Financial Reporting, page 105

7.
You state there have been no changes to your internal control over financial reporting in your Form 10-K or the Form 10-Q filed for the quarterly periods during the year ended December 31, 2013. However, you disclose that you completed a financial system consolidation for certain operations and replaced web and e-commerce systems for certain international locations on page 11. In addition, we note your disclosure on page 20, which states you are increasingly dependent on information systems to operate your website, process transactions, respond to customer inquiries, manage inventory, and production, purchase, sell and ship goods on a timely basis and maintain cost-efficient operations. As a result, you have performed an evaluation of your information technology systems and requirements and have implemented upgrades to support the business, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality. To the extent these changes have affected your internal control over financial reporting, please confirm that you will identify relevant changes in your disclosure in future filings. Please provide the draft disclosure to be included in future filings, if determined appropriate. If you believe these changes have not affected internal control over financial reporting, please provide the basis for this belief.

The upgrades to our information technology systems to date have been primarily focused on converting disparate legacy systems onto a single global platform in order to enhance efficiency and comparability across our different operations. However, those upgrades have not impacted our internal control over financial reporting. We confirm that to the extent that changes to our information technology systems have affected our internal control over financial reporting, we will identify relevant changes in our disclosure in future filings. Our future disclosures, beginning with the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 will be substantially in the same form as follows (additional disclosures are italicized):

“(b)    Changes in internal control over financial reporting

We regularly review our system of internal control over financial reporting to ensure we maintain an effective internal control environment. As we expand globally, we are increasingly dependent on information systems to operate our website, process transactions, respond to customer inquiries, manage inventory and production, purchase, sell and ship goods on a timely basis and maintain cost-efficient operations. In connection with the process of upgrading our information technology infrastructure and resulting business process changes, we continue to create and enhance the design and documentation of our internal control processes to ensure effective controls over financial reporting.

There were no changes in our internal control over financial reporting other than discussed above that occurred during our second fiscal quarter of 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

* * *

As requested in your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter adequately addresses your comments. Please contact the undersigned at (213) 488-0226, or Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122, if there are any questions regarding this matter.

Very truly yours,

AMERICAN APPAREL, INC.

By:    /s/ John Luttrell
--------------------------------------------
Name:    John Luttrell
Title:    Chief Financial Officer

cc:    Myra Moosariparambil (Securities and Exchange Commission)
Tiffany Posil (Securities and Exchange Commission)
James Lopez (Securities and Exchange Commission)
Dov Charney, Chairman and Chief Executive Officer
Michelle Gasaway, Skadden, Arps, Slate, Meagher & Flom LLP